UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LaSalle Hotel Properties

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

517942108

(CUSIP Number)

Jon E. Bortz

Pebblebrook Hotel Trust

7315 Wisconsin Avenue, 1100 West

Bethesda, MD 20814

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

David C. Wright, Esq.

Mark W. Wickersham, Esq.

Hunton Andrews Kurth LLP

Riverfront Plaza, East Tower

951 East Byrd Street, Suite 200

Richmond, VA 23219

June 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 517942108

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pebblebrook Hotel Trust. I.R.S. Employer Identification Number: 27-1055421

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,809,215(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,809,215(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,809,215(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(2)

14	Type of Reporting Person (See Instructions) OO

(1)         The shares are held of record by Pebblebrook Hotel, L.P., a Delaware limited partnership (the “Operating Partnership”).  The Operating Partnership’s sole general partner is Pebblebrook Hotel Trust, a Maryland real estate investment trust (“Pebblebrook”). As the sole general partner of the Operating Partnership, Pebblebrook has sole power to direct the vote, and to direct the disposition of, such shares and may be deemed to be the beneficial owner of such shares.

(2)         Based on 110,382,519 common shares of beneficial interest of the Issuer outstanding as of May 10, 2018, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the United States Securities and Exchange Commission on May 10, 2018.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pebblebrook Hotel, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) BK, WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,809,215(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,809,215(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,809,215(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(2)

14	Type of Reporting Person (See Instructions) PN

(1)         The shares are held of record by Pebblebrook Hotel, L.P., a Delaware limited partnership (the “Operating Partnership”).  The Operating Partnership’s sole general partner is Pebblebrook Hotel Trust, a Maryland real estate investment trust (“Pebblebrook”). As the sole general partner of the Operating Partnership, Pebblebrook has sole power to direct the vote, and to direct the disposition of, such shares and  may be deemed to be the beneficial owner of such shares.

(2)         Based on 110,382,519 common shares of beneficial interest of the Issuer outstanding as of May 10, 2018, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the United States Securities and Exchange Commission on May 10, 2018.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares of beneficial interest, $0.01 par value per share, of LaSalle Hotel Properties (“Common Shares”), a Maryland real estate investment trust (the “Issuer”).  The address of the Issuer’s principal executive offices is 7550 Wisconsin Avenue, 10th Floor, Bethesda, MD 20814.

Item 2. Identity and Background.

(a)                                 This statement is being filed by (i) Pebblebrook Hotel Trust, a Maryland real estate investment trust (“Pebblebrook”), and (ii) Pebblebrook Hotel, L.P., a Delaware limited partnership (the “Operating Partnership”), which is the operating partnership of Pebblebrook and of which Pebblebrook is the sole general partner.  This Schedule 13D refers to Pebblebrook and the Operating Partnership together as the “Reporting Persons.”

Set forth on Annex A to this Schedule 13D is a list of the executive officers and trustees of Pebblebrook (the “Covered Persons”). Annex A sets forth the following information with respect to each Covered Person: (i) name, (ii) business address, (iii) present principal occupation or employment, (iv) name, principal business and address of any corporation or other organization in which such employment is conducted, (v) citizenship, (vi) number and percentage of Common Shares beneficially owned.  The information set forth on Annex A to this Schedule 13D is hereby incorporated herein by reference.

(b)                                 The address of the principal office of each of the Reporting Persons is 7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814.

(c)                                  The principal business of each of the Reporting Persons is ownership of hotel properties.

(d)                                 During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, any of the Covered Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, any of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Pebblebrook was organized under the laws of the state of Maryland.  The Operating Partnership was formed under the laws of the state of Delaware.  The information set forth on Annex A regarding the citizenship of each of the Covered Persons is hereby incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Considerations.

The Operating Partnership purchased the Common Shares reported on this Schedule 13D for a net aggregate amount of $349.5 million (including fees and brokerage commissions).  The Operating Partnership funded such amount through working capital (including available cash) and borrowings under its $450.0 million senior unsecured revolving credit facility.  Additional purchases of Common Shares by the Operating Partnership, if any,  are expected to be funded by the Operating Partnership through borrowings under its revolving credit facility.

Item 4. Purpose of Transaction.

Pebblebrook, in its capacity as sole general partner of the Operating Partnership, caused the Operating Partnership to begin acquiring Common Shares in January 2018.  At the time of the initial purchases, Pebblebrook was contemplating making a proposal to enter into a merger with the Issuer.  By the end of February 2018, the Operating Partnership had purchased 5,438,101 Common Shares, or approximately 4.9% of the Common Shares then outstanding.

On March 6, 2018, April 13, 2018, April 20, 2018, May 19, 2018 and June 11, 2018 Pebblebrook made proposals to the Issuer regarding a merger transaction pursuant to which the Issuer would become a wholly-owned subsidiary of Pebblebrook and the other principal terms thereof.  Pebblebrook’s most recent proposal would provide the Issuer’s common shareholders with the option for each Common Share to elect to receive $37.80 in cash or 0.92 Pebblebrook common share, subject to a cap of 20% of the Common Shares in the aggregate receiving cash and customary pro ration if the number of Common Shares elected to receive cash instead of Pebblebrook common shares is oversubscribed.

Information regarding such proposals that has been filed by Pebblebrook in each of the following documents is hereby incorporated herein by reference (which does not include information deemed to have been furnished and not filed in accordance with SEC rules):

•                  Press Release filed by Pebblebrook with the United States Securities and Exchange Commission (the “SEC”) on March 28, 2018 pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”);

•                  Current Reports on Form 8-K filed by Pebblebrook with the SEC on April 16, 2018, April 24, 2018, April 26, 2018, June 11, 2018 and June 18, 2018; and

•                  Excerpt of Earnings Call Transcript filed by Pebblebrook with the SEC on April 27, 2018 pursuant to Rule 425 under the Securities Act.

                On May 21, 2018, the Issuer filed a Current Report on Form 8-K disclosing that the Issuer and its operating partnership had entered into an agreement and plan of merger with affiliates of Blackstone Real Estate Partners VIII L.P., an affiliate of The Blackstone Group L.P. (the “Blackstone Agreement”).  The Blackstone Agreement provides, among other things, that if LaSalle’s common shareholders approve the proposed merger, each Common Share will be automatically cancelled and converted into the right to receive an amount in cash equal to $33.50 (the “Merger Consideration”), without interest.  As described in the preliminary proxy statement filed by the Issuer with the SEC on June 18, 2018, the merger and the other transactions contemplated by the Blackstone Agreement must be approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Common Shares as of the record date for the special meeting.

Pebblebrook has attempted to engage, and may continue to attempt to engage, in communications with management of the Issuer, the Board of Trustees of the Issuer and individual trustees of the Issuer, concerning a potential strategic combination of the Issuer with Pebblebrook.

The Board of Trustees of Pebblebrook believes that Pebblebrook’s proposal for the combination of Pebblebrook and the Issuer represents a superior proposal to the Blackstone Agreement.  Pebblebrook caused the Operating Partnership to purchase additional Common Shares following the Issuer’s disclosure of the Blackstone Agreement to increase the number of votes the Operating Partnership will be entitled to cast against the proposed merger pursuant to the Blackstone Agreement. Pebblebrook intends to cause the Operating Partnership to vote all its Common Shares “against” the merger with Blackstone.

Pebblebrook may also engage in discussions concerning the Issuer with other shareholders, existing or potential strategic partners or competitors of the Issuer, other investors, industry analysts or others, and may take actions intended to facilitate a merger between Pebblebrook and the Issuer, including opposing actions taken by the Issuer, taking any actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer and other steps. These discussions, actions and other factors, including the market price of the Common Shares, may result in Pebblebrook selling, trading or otherwise disposing of some or all of its Common Shares, in the public markets, in privately negotiated transactions or otherwise, or taking any other lawful action Pebblebrook deems to be in its best interests.

Item 5. Interest in Securities of the Issuer.

(a) — (b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons (based on 110,382,519 Common Shares outstanding as of May 10, 2018, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 10, 2018) and the Covered Persons are as follows:

Pebblebrook

(i) Amount beneficially owned:  10,809,215(1).  Percentage:  9.8%

(ii) Number of shares to which Reporting Person has:

1. Sole power to vote or to direct the vote: 0

2. Shared power to vote or to direct the vote:  10,809,215(1)

3. Sole power to dispose of or to direct the disposition of: 0

4. Shared power to dispose or to direct the disposition of: 10,809,215(1)

The Operating Partnership

(i) Amount beneficially owned:  10,809,215(1).  Percentage:  9.8%

(ii) Number of shares to which Reporting Person has:

1. Sole power to vote or to direct the vote: 0

2. Shared power to vote or to direct the vote:  10,809,215(1)

3. Sole power to dispose of or to direct the disposition of: 0

4. Shared power to dispose or to direct the disposition of: 10,809,215(1)

(1)                                 The 10,809,215 Common Shares were purchased and are held of record by the Operating Partnership.  The Operating Partnership’s sole general partner is Pebblebrook. As the sole general partner of the Operating Partnership, Pebblebrook has sole power to direct the vote, and to direct the disposition of, such shares and may be deemed to be the beneficial owner of such shares.

(c)                                  The transactions effected by the Reporting Persons during the 60 days preceding the date of the filing of this Schedule 13D, are set forth on Annex B attached hereto, which is hereby incorporated herein by reference.

(d)                                 None.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEBBLEBROOK HOTEL TRUST

By:	/s/ Raymond D. Martz	Date: June 22, 2018
Name:	Raymond D. Martz
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

PEBBLEBROOK HOTEL, L.P.

By: Pebblebrook Hotel Trust, its general partner

By:	/s/ Raymond D. Martz	Date: June 22, 2018
Name:	Raymond D. Martz
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Annex A

Certain Information Regarding Executive Officers and Trustees
of Pebblebrook Hotel Trust

Trustees of Pebblebrook Hotel Trust

Name:  Jon E. Bortz

Business Address:  7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814

Principal Occupation or Employment:  President, CEO and Chairman of the Board of Trustees

Name, Principal Business and Address of Organization of Such Employment:  Pebblebrook; hotel investment;  7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814

Citizenship:  United States of America

Number and Percentage of Common Shares Beneficially Owned:  0; 0.0%

Name:  Cydney C. Donnell

Business Address:  351F Wehner, 4218 TAMU, College Station, TX 77843

Principal Occupation or Employment:  Executive Professor

Name, Principal Business and Address of Organization of Such Employment:  Mays Business School of Texas A&M University; Education; Wehner Building, 4113 TAMU, College Station, TX 77843

Citizenship:  United States of America

Number and Percentage of Common Shares Beneficially Owned:  0; 0.0%

Name:  Ron E. Jackson

Business Address:  5385 Gateway Boulevard, Suite 12, Lakeland, FL 33811

Principal Occupation or Employment:  President and Chief Executive Officer

Name, Principal Business and Address of Organization of Such Employment:  Meadowbrook Golf; golf turf equipment, golf maintenance and golf operations;  5385 Gateway Boulevard, Suite 12, Lakeland, FL 33811

Citizenship:  United States of America

Number and Percentage of Common Shares Beneficially Owned:  0; 0.0%

Name:  Phillip M. Miller

Business Address:  225 Liberty Street, 29th Floor, New York, NY 10281

Principal Occupation or Employment:  Senior Vice President of Global Payment Relations and Bank Sponsorships

Name, Principal Business and Address of Organization of Such Employment:  First Data Corporation; global electronic payments commerce;  225 Liberty Street, 29th Floor, New York, NY 10281

Citizenship:  United States of America

Number and Percentage of Common Shares Beneficially Owned:  0; 0.0%

Name:  Michael J. Schall

Business Address:  1100 Park Place, Suite 200, San Mateo, CA 94403

Principal Occupation or Employment:  President and Chief Executive Officer

Name, Principal Business and Address of Organization of Such Employment:  Essex Property Trust, Inc.; ownership, operation, management, acquisition, development and redevelopment of predominantly apartment communities;  1100 Park Place, Suite 200, San Mateo, CA 94403

Citizenship:  United States of America

Number and Percentage of Common Shares Beneficially Owned:  2,571; 0.0%.  Such Common Shares are not included in the ownership reporting for the Reporting Persons.  Mr. Schall disclaims beneficial ownership of 71 of such Common Shares, which are owned by his wife.  Mr. Schall and his wife purchased their respective Common Shares using available cash in 2017 or earlier.  Mr. Schall has the sole power to vote or to direct the vote of, or to dispose of or to direct the disposition of,

2,500 Common Shares. Mr. Schall has the shared power to vote or to direct the vote of, or to dispose of or to direct the disposition of, 2,571 Common Shares.

Name:  Earl E. Webb

Business Address:  One South Wacker Drive, Suite 3000, Chicago, IL 60606

Principal Occupation or Employment:  President of U.S. Operations

Name, Principal Business and Address of Organization of Such Employment:  Avison Young, LLC; commercial real estate;  18 York Street, Suite 400, Mailbox #4, Toronto, ON M5J 2T8, Canada

Citizenship:  United States of America

Number and Percentage of Common Shares Beneficially Owned:  0; 0.0%

Name:  Laura H. Wright

Business Address:  c/o Pebblebrook Hotel Trust, 7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814

Principal Occupation or Employment:  Retired - SVP Finance and Chief Financial Officer, Southwest Airlines Co.

Name, Principal Business and Address of Organization of Such Employment: Not applicable

Citizenship:  United States of America

Number and Percentage of Common Shares Beneficially Owned:  0; 0.0%

Executive Officers of Pebblebrook Hotel Trust

Name:  Jon E. Bortz

Business Address:  7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814

Principal Occupation or Employment:  President, CEO and Chairman of the Board of Trustees

Name, Principal Business and Address of Organization of Such Employment:  Pebblebrook; hotel investment;  7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814

Citizenship:  United States of America

Number and Percentage of Common Shares Beneficially Owned:  0; 0.0%

Name:  Raymond D. Martz

Business Address:  7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814

Principal Occupation or Employment:  Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Name, Principal Business and Address of Organization of Such Employment:  Pebblebrook; hotel investment;  7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814

Citizenship:  United States of America

Number and Percentage of Common Shares Beneficially Owned:  0; 0.0%

Name:  Thomas C. Fisher

Business Address:  7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814

Principal Occupation or Employment:  Executive Vice President and Chief Investment Officer

Name, Principal Business and Address of Organization of Such Employment:  Pebblebrook; hotel investment;  7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814

Citizenship:  United States of America

Number and Percentage of Common Shares Beneficially Owned:  0; 0.0%

Annex B

Transactions in Common Shares Effected by the Operating Partnership in the Past 60 Days

Date of Transaction	Type of Transaction	Amount of Common Shares Purchased (Sold)	Average Price per Common Share (including fees and commissions)	Where and How Transaction Effected
May 4, 2018	Sale	(222,345)	$29.9431	Open Market
June 6, 2018	Purchase	27,649	$35.0202	Open Market
June 7, 2018	Purchase	54,700	$34.9989	Open Market
June 11, 2018	Purchase	199,288	$35.0096	Open Market
June 12, 2018	Purchase	901,263	$35.4635	Open Market
June 13, 2018	Purchase	1,478,255	$35.4739	Open Market
June 14, 2018	Purchase	269,736	$35.5103	Open Market
June 15, 2018	Purchase	1,823,268	$35.4673	Open Market
June 20, 2018	Purchase	354,300	$35.0297	Open Market
June 21, 2018	Purchase	485,000	$34.8988	Open Market

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D relating to the acquisition of common shares of beneficial interest, $0.01 par value per share, of LaSalle Hotel Properties by Pebblebrook Hotel, L.P. (the “Schedule 13D”) is, and any and all subsequent amendments thereto shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an exhibit to the Schedule 13D and any amendments thereto.  Each of the undersigned agrees to be responsible for the timely filing of any amendments to the Schedule 13D and for the completeness and accuracy of the information concerning itself contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other party, except to the extent that it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of June 22, 2018.

PEBBLEBROOK HOTEL TRUST

By:	/s/ Raymond D. Martz
Name:	Raymond D. Martz
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

PEBBLEBROOK HOTEL, L.P.

By: Pebblebrook Hotel Trust, its general partner

By:	/s/ Raymond D. Martz
Name:	Raymond D. Martz
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer